Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year-Ended December, 31,					Nine Months Ended
(unaudited)	2011	2010	2009	2008	2007	September 30, 2012
Earnings:
Income from continuing operations before income taxes	$78,951	($68,356)	($342,300)	$123,372	$140,499	$63,728
Fixed charges	59,608	50,725	37,403	33,525	33,216	50,308

Earnings	$138,559	($17,631)	($304,897)	$156,897	$173,715	$114,036

Fixed charges:
Rental expense	$5,722	$4,254	$4,454	$6,759	$5,800	$4,798
Interest expense	53,886	46,471	32,949	26,766	27,416	45,510

Fixed charges	$59,608	$50,725	$37,403	$33,525	$33,216	$50,308

Ratio of earnings to fixed charges	2.3x	(a)	(a)	4.7x	5.2x	2.3x

(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2010 and December 31, 2009 by $33.1 million and $266.3 million, respectively.